March 21, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the following securities of BlueRiver Acquisition Corp., under the Exchange Act of 1934:

- Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of a redeemable Warrant to acquire one Class A ordinary shares

- Class A ordinary shares included as part of the Units

- Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com